EXHIBIT 10.2

O'SULLIVAN INDUSTRIES, INC.,

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,

AND

O'SULLIVAN INDUSTRIES - VIRGINIA, INC.

(referred to herein individually as "GRANTOR" and collectively as "GRANTORS")

AND

GENERAL ELECTRIC CAPITAL CORPORATION,
AS AGENT

SECURITY AGREEMENT

SECURITY AGREEMENT

THIS SECURITY AGREEMENT, dated as of September 29, 2003 (this "Agreement"), by and among O'SULLIVAN INDUSTRIES, INC., a Delaware corporation ("OSI"), O'SULLIVAN FURNITURE FACTORY OUTLET, INC., a Missouri corporation ("OSF"), O'SULLIVAN INDUSTRIES - VIRGINIA, INC., a Virginia corporation ("OSV" and together with OSI and OSF, each referred to herein individually as a "Borrower and collectively as "Borrowers" each referred to herein individually as a "Grantor" and collectively as "Grantors") and GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, in its capacity as Agent (in such capacity, "Agent") for itself and Lenders from time to time party to the Credit Agreement as defined below ("Lenders").

WHEREAS:

(A)   Pursuant to that certain Credit Agreement dated as of the date hereof (including all annexes, exhibits and schedules thereto, and as from time to time amended, restated, supplemented or otherwise modified, the "Credit Agreement") by and among Grantors, Agent and Lenders, the Lenders have agreed to make available to Borrowers, upon the terms and conditions thereof, a certain revolving credit facility;

(B)   Borrowers wish to borrow certain Loans and cause certain Letters of Credit to be issued (as such terms are defined in the Credit Agreement); and

(C)   in order to induce Agent and Lenders to make the Loans and to incur the Letter of Credit Obligations (as defined in the Credit Agreement) to be made and incurred by Lenders as provided for in the Credit Agreement, each Grantor has agreed to grant a continuing Lien on the Collateral (as hereinafter defined) to secure the Obligations.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   **DEFINED TERMS**

(a)   All capitalized terms used but not otherwise defined herein have the meanings given to them in the Credit Agreement or in Annex A thereto. All other terms contained in this Agreement, unless the context indicates otherwise, have the meanings provided for by the Code to the extent the same are used or defined therein.

(b)   "Indenture Requirement" means any covenant or agreement, contained in the Senior Notes Indenture or any "Note Security Document" as defined therein, as to Trustee First Lien Collateral, performance by a Grantor with which would preclude performance by such Grantor as to such Trustee First Lien Collateral with a covenant under this Agreement.

(c)   "Uniform Commercial Code jurisdiction" means any jurisdiction that has adopted all or substantially all of Article 9 as contained in the 2000 Official Text of the Uniform Commercial Code, as recommended by the National Conference of Commissioners on Uniform State Laws and the American Law Institute, together with any subsequent amendments or modifications to the Official Text.

2.   **GRANT OF LIEN**

(a)   To secure the prompt and complete payment, performance and observance of all of the Obligations and all obligations, liabilities, and indebtedness of Grantors arising under this Agreement, each Grantor hereby grants, assigns, conveys, mortgages, pledges, hypothecates and transfers to Agent, for itself and the benefit of Lenders, a Lien upon all of its right, title and interest in, to and under all personal property and other assets, whether now owned by or owing to, or hereafter acquired by or arising in favor of such Grantor (including under any trade names, styles or derivations thereof), and whether owned or consigned by or to, or leased from or to, such Grantor, and regardless of where located (all of which being hereinafter collectively referred to as the "Collateral"), including:

    (i)   all Accounts;

    (ii)   all Chattel Paper;

    (iii)   all Documents;

    (iv)   all General Intangibles (including trademarks, patents, copyrights, other intellectual property and licenses thereof, payment intangibles and Software);

    (v)   all Goods (including Inventory, Equipment and Fixtures);

    (vi)   all Instruments;

    (vii)   all Investment Property;

    (viii)   all Deposit Accounts (as defined in the Code) of such Grantor, including all blocked accounts and all other bank accounts and all deposits therein;

    (ix)   all money, cash or Cash Equivalents of such Grantor;

    (x)   all Supporting Obligations (as defined in the Code) and Letter-of-Credit Rights (as defined in the Code) of such Grantor;

    (xi)   all Intercompany Notes; and

    (xii)   to the extent not otherwise included, all Proceeds, tort claims, insurance claims and other rights to payments not otherwise included in the foregoing and products of the foregoing and all accessions to, substitutions and replacements for, and income, benefits, rents and profits of, each of the foregoing and, to the extent related to any of the foregoing, all books, correspondence, credit files, records, invoices, and other papers (including without limitation all tapes, cards, computer runs and other papers and documents in the possession or under the control of such Grantor or any computer bureau or service company from time to time acting for such Grantor);

provided, that the Collateral shall not include Excluded Assets.

(b)   In addition, to secure the prompt and complete payment, performance and observance of the Obligations and all obligations, liabilities and indebtedness of Grantors arising under this Agreement, and in order to induce Agent and Lenders as aforesaid, each Grantor hereby grants to Agent, for itself and the benefit of Lenders, a right of setoff against the property of such Grantor held by Agent or any Lender, consisting of property described above in <u>Section 2(a)</u> now or hereafter in the possession or custody of or in transit to Agent or any Lender, for any purpose, including safekeeping, collection or pledge, for the account of such Grantor, or as to which such Grantor may have any right or power.

3.   **AGENT'S AND LENDERS' RIGHTS: LIMITATIONS ON AGENT'S AND LENDERS' OBLIGATIONS**

(a)   It is expressly agreed by each Grantor that, anything herein or in any other Loan Document to the contrary notwithstanding, each Grantor shall remain liable under each of its respective Contractual Obligations, including all Licenses, to observe and perform all the conditions and obligations to be observed and performed by it thereunder. Neither Agent nor any Lender shall have any obligation or liability under any Contractual Obligation by reason of or arising out of this Agreement or any other Loan Document or the granting herein of a Lien thereon or the receipt by Agent or any Lender of any payment relating to any Contractual Obligation pursuant hereto. Neither Agent nor any Lender shall be required or obligated in any manner to perform or fulfill any of the obligations of any Grantor under or pursuant to any Contractual Obligation, or to make any payment, or to make any inquiry as to the nature or the sufficiency of any payment received by it or the sufficiency of any performance by any party under any Contractual Obligation, or to present or file any claims, or to take any action to collect or enforce any performance or the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

(b)   Agent may at any time after an Event of Default has occurred and is continuing (or if any rights of set-off (other than set-offs against an Account arising under the Contract giving rise to the same Account) or contra accounts may be asserted with respect to the following), without prior notice to any Grantor, notify each Grantor's Account Debtors and all other Persons obligated on any of the Collateral that Agent has a security interest therein, and that payments shall be made directly to Agent, for itself and the benefit of Lenders. Upon the request of Agent, each Grantor shall so notify its Account Debtors and other Persons obligated on the Collateral. Once any such notice has been given to any Account Debtor or other Person obligated on the Collateral, none of the Grantors shall give any contrary instructions to such Account Debtor or other Person without Agent's prior written consent.

(c)   Agent may at any time in Agent's own name, in the name of a nominee of Agent or in the name of any Grantor communicate (by mail, telephone, facsimile or otherwise) with Account Debtors, parties to Contractual Obligations and obligors in respect of Instruments to verify with such Persons, to Agent's satisfaction, the existence, amount, terms of, and any other matter relating to, Accounts, Instruments, Chattel Paper and/or payment intangibles. If an Event of Default shall have occurred and be continuing, each Grantor, at its own expense, shall cause the independent certified public accountants then engaged by such Grantor to prepare and deliver to Agent and each Lender at any time and from time to time promptly upon Agent's request the following reports with respect to such Grantor: (i) a reconciliation of all Accounts; (ii) an aging of all Accounts; (iii) trial balances; and (iv) a test verification of such Accounts as Agent may request. Each

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Grantor, at its own expense, shall deliver to Agent the results of each physical verification, if any, which such Grantor may in its discretion have made, or caused any other Person to have made on its behalf, of all or any portion of its Inventory.

4. **REPRESENTATIONS AND WARRANTIES**

Each Grantor, jointly and severally, represents and warrants that:

(a)   Each Grantor has rights in and the power to transfer each item of the Collateral upon which it purports to grant a Lien hereunder free and clear of any and all Liens other than Permitted Encumbrances.

(b)   No effective security agreement, financing statement, equivalent security or Lien instrument or continuation statement covering all or any part of the Collateral is on file or of record in any public office, except such as may have been filed (i) by any Grantor in favor of Agent pursuant to this Agreement or the other Loan Documents, (ii) in connection with any other Permitted Encumbrances and (iii) by any Grantor in favor of the Senior Notes Trustee on behalf of itself and the holders of the Senior Notes in accordance with the intercreditor provisions of the Senior Notes Indenture and the Intercreditor Agreement.

(c)   This Agreement is effective to create a valid and continuing Lien on and, upon the filing of the appropriate financing statements in the filing offices listed on Schedule I hereto or the entering into of three-party control agreements, as applicable, a perfected Lien in favor of Agent, for itself and the benefit of Lenders, on the Collateral with respect to which a Lien may be perfected by filing pursuant to the Code. Such Lien is prior to all other Liens, except (i) Permitted Encumbrances that would be prior to Liens in favor of Agent for the benefit of Agent and Lenders as a matter of law and (ii) to the extent that the security interest in Collateral has been subordinated to the prior Lien of the Trustee First Lien Collateral, and is enforceable as such as against any and all creditors of and purchasers from any Grantor (other than purchasers and lessees of Inventory in the ordinary course of business and non-exclusive licensees of General Intangibles in the ordinary course of business). All action by each of the Grantors necessary or desirable to protect and perfect such Lien on each item of the Collateral has been duly taken.

(d)   Schedule II hereto lists all Instruments, Documents, Letter of Credit Rights and Chattel Paper (including any Intercompany Notes) of each Grantor. All actions by each Grantor necessary or desirable to protect and perfect the Lien of Agent on each item set forth on Schedule II (including the delivery of all originals thereof to Agent and the legending of all Chattel Paper as required by Section 5(b) hereof) have been duly taken. The Lien of Agent, for the benefit of Agent and Lenders, on the Collateral listed on Schedule II hereto is prior to all other Liens, except (i) Permitted Encumbrances that would be prior to the Liens in favor of Agent as a matter of law and (ii) to the extent that the security interest in Collateral has been subordinated to the prior Lien of the Trustee First Lien Collateral, and is enforceable as such against any and all creditors of and purchasers from each Grantor.

(e)   Each Grantor's name as it appears in official filings in the state of its incorporation or other organization, all prior names of each Grantor, as they appeared from time to time in official filings in the state of its incorporation or other organization, the type of entity of each Grantor (including corporation, partnership, limited partnership or limited liability company), organizational identification number issued by each Grantor's state of

incorporation or organization or a statement that no such number has been issued, each Grantor's state of organization or incorporation, the mailing address of each Grantor as of the date hereof, the location of each Grantor's chief executive office, principal place of business, other offices, all warehouses and premises where Collateral is stored or located, and the locations of each Grantor's books and records concerning the Collateral are set forth on Schedule IIIA, Schedule IIIB and Schedule IIIC, respectively, hereto. Each Grantor is a registered organization and has only one state of incorporation.

(f)   With respect to the Accounts (i) they represent bona fide sales of Inventory or rendering of services to Account Debtors in the ordinary course of each Grantor's business and are not evidenced by a judgment, Instrument or Chattel Paper; (ii) except as disclosed to Agent or as to which there would not be a Material Adverse Effect, there are no set-offs, claims or disputes existing or asserted with respect thereto and none of the Grantors has made any agreement with any of its Account Debtors for any extension of time for the payment thereof, any compromise or settlement for less than the full amount thereof, any release of any of its Account Debtors from liability therefor, or any deduction therefrom except a discount or allowance allowed by any Grantor in the ordinary course of its business for prompt payment and disclosed to Agent; (iii) to each Grantor's knowledge, there are no facts, events or occurrences which in any way impair the validity or enforceability thereof or could reasonably be expected to reduce the amount payable thereunder to the extent that there would be a Material Adverse Effect as shown on such Grantor's books and records and any invoices, statements or other collateral report delivered to Agent and Lenders with respect thereto; (iv) none of the Grantors has received any notice of proceedings or actions which are threatened or pending against any of its Account Debtors which might result in any adverse change in such Account Debtor's financial condition and which would have a Material Adverse Effect on any of the Grantors; (v) none of the Grantors has knowledge that any of its Account Debtors is unable generally to pay its debts as they become due, which inability would result in a Material Adverse Effect on Grantors; and (vi) they constitute the legally valid and binding obligation of the applicable Account Debtors. Further, with respect to the Accounts (x) the amounts shown on all invoices, statements or other collateral reports which may be delivered to Agent with respect thereto are actually owing to such Grantor as indicated thereon and are not in any way contingent, except for such contingencies as may exist under trade custom and practice; (y) no payments have been or shall be made thereon except payments immediately delivered to the applicable blocked accounts or Agent as required pursuant to the terms of Annex C to the Credit Agreement; and (z) to each Grantor's knowledge, all of its Account Debtors have the capacity to contract.

(g)   With respect to any Inventory, (i) such Inventory is located at one of the applicable Grantor's locations set forth on Schedule IIIA, Schedule IIIB or Schedule IIIC hereto, as applicable, (ii) no Inventory is now, or shall at any time or times hereafter be stored at any other location without prior notice to Agent, and the applicable Grantor will concurrently therewith obtain, to the extent required by the Credit Agreement, bailee, landlord and mortgagee agreements, (iii) each Grantor has good, indefeasible and merchantable title to its Inventory and such Inventory is not subject to any Lien or security interest or document whatsoever except for the Lien granted to Agent, for the benefit of Agent and Lenders, and except for Permitted Encumbrances, (iv) except as specifically disclosed to Agent, such Inventory is of good and merchantable quality, free from any defects, (v) such Inventory is not subject to any licensing, patent, royalty, trademark, trade name or copyright agreements with any third parties that would require any consent of any third party upon sale or other disposition of that Inventory or the

payment of any monies to any third party upon such sale or other disposition, and (vi) the completion of manufacture, sale or other disposition of such Inventory by Agent following an Event of Default shall not require the consent of any Person and shall not constitute a breach or default under any contract or agreement to which any Grantor is a party or to which such property is subject.

(h)   Schedule IVA sets forth under the name of each Grantor a complete and correct list of all Patents, Trademarks and Copyrights owned by such Grantor on the date hereof; and all registrations listed in Schedule IVA are valid and in full force and effect. None of the Grantors has any interest in, or title to, any Patent, Trademark or Copyright except as set forth in Schedule IVA hereto. This Agreement is effective to create a valid and continuing Lien on and, upon filing of appropriate financing statements in the filing offices listed on Schedule I hereto and filing of the Patent Security Agreements and the Trademark Security Agreements with the United State Patent and Trademark Office, perfected Liens in favor of Agent on each Grantor' s Patents and Trademarks and such perfected Liens are enforceable as such as against any and all creditors of and purchasers from any Grantor. Upon filing of the Patent Security Agreements and the Trademark Security Agreements with the United States Patent and Trademark Office and the filing of appropriate financing statements listed on Schedule I hereto, all action necessary or desirable to protect and perfect Agent's Lien on each Grantor's Patents or Trademarks shall have been duly taken.

Schedule IVB sets forth a complete and correct list of all licenses and other user agreements pursuant to which any Grantor manufactures or sells Inventory, included in the Intellectual Property on the date hereof.

(i)   All titled motor vehicles owned by each Grantor are listed under the name of such Grantor on Schedule V hereto, by make, model, model year and vehicle identification number ("VIN"). Each Grantor shall provide notice to Agent of, and shall deliver to Agent, motor vehicle title certificates for all motor vehicles owned by such Grantor from time to time that are covered by a certificate of title, and shall cause such title certificates to be filed (with Agent's lien noted thereon) in the appropriate state motor vehicle filing office.

5.   **COVENANTS**

Without limiting any Grantor's covenants and agreements contained in the Credit Agreement and other Loan Documents, each Grantor covenants and agrees with Agent, for the benefit of Agent and Lenders, that from and after the date of this Agreement and until the Termination Date:

(a)   Further Assurances; Pledge of Instruments; Chattel Paper.

(i)   At any time and from time to time, upon the written request of Agent and at the sole expense of such Grantor, such Grantor shall promptly and duly execute and deliver any and all such further instruments and documents and take such further actions as Agent may deem desirable to obtain the full benefits of this Agreement and of the rights and powers herein granted, including (A) securing all consents and approvals necessary or appropriate for the assignment to or for the benefit of Agent of any Contractual Obligation, including any License, held by such Grantor and to enforce the security interests granted hereunder; and (B) filing any financing or continuation statements under the Code with respect to the Liens

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granted hereunder or under any other Loan Document as to those jurisdictions that are not Uniform Commercial Code jurisdictions.

(ii)   Unless Agent shall otherwise consent in writing (which consent may be revoked), except to the extent of any Indenture Requirement with respect thereto, such Grantor shall deliver to Agent all Collateral consisting of negotiable Documents, certificated securities, Chattel Paper and Instruments (including Intercompany Notes) (in each case, accompanied by stock powers, alonges or other instruments of transfer executed in blank) promptly after such Credit Party receives the same. Upon acquiring any negotiable Documents, certificated securities, Chattel Paper or Instruments (including any Intercompany Notes), such Grantor will provide prompt written notice thereof to Agent.

(iii)   Such Grantor shall, in accordance with the terms of the Credit Agreement, obtain waivers or subordinations of Liens from landlords, bailees and mortgagees, and such Grantor shall in all instances obtain signed acknowledgements of Agent's Liens from bailees having possession of such Grantor's Goods that they hold for the benefit of Agent.

(iv)   To the extent required by Agent, such Grantor shall obtain authenticated control letters in form and substance satisfactory to Agent from each issuer of uncertificated securities, securities intermediary, or commodities intermediary issuing or holding any financial assets or commodities to or for such Grantor. Agent shall not terminate such Grantor's access to any such financial assets or commodities except during the continuation of an Event of Default.

(v)   As required by Section 6 of this Agreement, and in accordance with Section 2.10 of the Credit Agreement, such Grantor shall obtain a blocked account, lockbox or similar agreement with each bank or financial institution holding a Deposit Account for such Grantor.

(vi)   If such Grantor is or becomes the beneficiary of a letter of credit, except to the extent of any Indenture Requirement with respect thereto, such Grantor shall promptly, and in any event within five (5) Business Days after becoming a beneficiary, notify Agent thereof and enter into a tri-party agreement with Agent and the issuer and/or confirmation bank with respect to Letter-of-Credit Rights assigning such Letter-of-Credit Rights to Agent and directing all payments thereunder to the Agent's account identified in Section 1.4 of the Credit Agreement, all in form and substance reasonably satisfactory to Agent.

(vii)   Except to the extent of any Indenture Requirement with respect thereto, such Grantor shall take all steps necessary to grant Agent control of all electronic Chattel Paper in accordance with the Code and all "transferable records" as defined in each of the Uniform Electronic Transactions Act and the Electronic Signatures in Global and National Commerce Act.

(viii)   Such Grantor hereby irrevocably authorizes Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that (a) indicate the Collateral (i) as all assets or personal property of such Grantor or words of similar effect, regardless of whether any particular asset comprised in the

NYB 1430810.5

Collateral falls within the scope of Article 9 of the Code or such jurisdiction, or (ii) as being of an equal or lesser scope or with greater detail, and (b) contain any other information required by part 5 of Article 9 of the Code for the sufficiency or filing office acceptance of any financing statement or amendment, including (i) whether such Grantor is an organization, the type of organization and any organization identification number issued to such Grantor, and (ii) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates. Such Grantor agrees to furnish any such information to Agent promptly upon request. Such Grantor also hereby ratifies its authorization for Agent to have filed in any Uniform Commercial Code jurisdiction any initial financing statements or amendments thereto if filed prior to the date hereof.

(ix)   Such Grantor shall promptly, and in any event within five (5) Business Days after the same is acquired by it, notify Agent of any Commercial Tort Claim (as defined in the Code) acquired by it and unless otherwise consented by Agent (which consent may be revoked), such Grantor shall enter into a supplement to this Agreement, granting to Agent a Lien in such commercial tort claim.

(b)   <u>Maintenance of Records</u>. Such Grantor shall keep and maintain, at its own cost and expense, satisfactory and complete records of the Collateral, including a record of any and all payments received and any and all credits granted with respect to the Collateral and all other dealings with the Collateral. Such Grantor shall mark its books and records pertaining to the Collateral to evidence this Agreement and the Liens granted hereby. If any Grantor retains possession of any Chattel Paper or Instruments (including Intercompany Notes) with Agent's consent, such Chattel Paper and Instruments (including Intercompany Notes) shall be marked with the following legend: "This writing and the obligations evidenced or secured hereby are subject to the security interest of General Electric Capital Corporation, as Agent, for the benefit of Agent and certain Lenders."

(c)   Covenants Regarding Patent, Trademark and Copyright Collateral.

(i)   Such Grantor shall notify Agent immediately if it knows or has reason to know that any application or registration relating to any Patent, Trademark or Copyright (now or hereafter existing) may become abandoned or dedicated, or of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office, the United States Copyright Office or any court) regarding such Grantor's ownership of any Patent, Trademark or Copyright, its right to register the same, or to keep and maintain the same.

(ii)   In no event shall such Grantor, either directly or through any agent, employee, licensee or designee, file an application for the registration of any Patent, Trademark or Copyright with the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency without giving Agent prior written notice thereof, and, upon request of Agent, such Grantor shall execute and deliver any and all Patent Security Agreements, Copyright Security Agreements or Trademark Security Agreements as Agent may request to

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evidence Agent's Lien on such Patent, Trademark or Copyright, and the General Intangibles of such Grantor relating thereto or represented thereby.

(iii)   Such Grantor shall take all actions necessary or requested by Agent to maintain and pursue (and not abandon) each application, to obtain the relevant registration and to maintain the registration of each of the Patents, Trademarks and Copyrights (now or hereafter existing), including the filing of applications for renewal, affidavits of use, affidavits of noncontestability and opposition and interference and cancellation proceedings, unless such Grantor shall determine that such Patent, Trademark or Copyright is not material to the conduct of its business.

(iv)   In the event that any of the Patent, Trademark or Copyright Collateral is infringed upon, or misappropriated or diluted by a third party, each Grantor shall comply with Section 5(a)(ix) of this Agreement. Such Grantor shall, unless it shall reasonably determine that such infringement, misappropriation or dilution of Patent, Trademark or Copyright Collateral is in no way material to the conduct of its business or operations, promptly sue for infringement, misappropriation or dilution and to recover any and all damages for such infringement, misappropriation or dilution, and shall take such other actions as Agent shall deem appropriate under the circumstances to protect such Patent, Trademark or Copyright Collateral.

(d)   <u>Indemnification</u>. In any suit, proceeding or action brought by Agent or any Lender relating to any Collateral for any sum owing with respect thereto or to enforce any rights or claims with respect thereto, such Grantor will save, indemnify and keep Agent and Lenders harmless from and against all expense (including reasonable attorneys' fees and expenses), loss or damage suffered by reason of any defense, set-off, counterclaim, recoupment or reduction of liability whatsoever of its Account Debtors or other Person obligated on the Collateral, arising out of a breach by such Grantor of any obligation thereunder or arising out of any other agreement, indebtedness or liability at any time owing to, or in favor of, such obligor or its successors from such Grantor, except in the case of Agent or any Lender, to the extent such expense, loss, or damage is attributable solely to the gross negligence or willful misconduct of Agent or such Lender as finally determined by a court of competent jurisdiction. All such obligations of each Grantor shall be and remain enforceable against and only against such Grantor and shall not be enforceable against Agent or any Lender.

(e)   <u>Compliance with Terms of Accounts, etc.</u> In all material respects, such Grantor will perform and comply with all obligations in respect of the Collateral and all other agreements to which it is a party or by which it is bound relating to the Collateral.

(f)   <u>Limitation on Liens on Collateral</u>. Such Grantor will not create, permit or suffer to exist, and will defend the Collateral against, and take such other action as is necessary to remove, any Lien on any of the Collateral except Permitted Encumbrances, and will defend the right, title and interest of Agent and Lenders in and to any of such Grantor's rights under the Collateral against the claims and demands of all Persons whomsoever, except claims pursuant to the Permitted Encumbrances.

NYB 1430810.5

(g)   Limitations on Disposition. Such Grantor will not sell, license, lease, transfer or otherwise dispose of any of the Collateral, or attempt or contract to do so except as permitted by this Agreement or the Credit Agreement.

(h)   Further Identification of Collateral. Subject to the requirements of the Credit Agreement, such Grantor will, if so requested by Agent, furnish to Agent, as often as Agent requests, statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as Agent may request, all in such detail as Agent may specify. Grantor shall promptly notify Agent in writing upon acquiring any interest hereafter in property that is of a type where a security interest or Lien must be or may be registered, recorded or filed under, or notice thereof given under, any federal statute or regulation and that is not already covered by this Agreement.

(i)   Omitted.

(j)   Omitted.

(k)   No Reincorporation. Without limiting the prohibitions on mergers involving any Grantor as contained in the Credit Agreement, none of the Grantors shall reincorporate or reorganize itself under the laws of any jurisdiction other than the jurisdiction in which it is incorporated or organized as of the date hereof without the prior written consent of Agent.

(l)   Terminations; Amendments Not Authorized. Such Grantor acknowledges that it is not authorized to file any financing statement in respect of the Liens created hereunder or amendment or termination statement with respect to any financing statement in respect of the Liens created hereunder without the prior written consent of Agent and agrees that it will not do so without the prior written consent of Agent, subject to such Grantor's rights under Section 9-509(d)(2) of the Code.

(m)   Authorized Terminations. Agent will promptly deliver to such Grantor for filing or authorize such Grantor to prepare and file termination statements and releases in accordance with Section 9.20 of the Credit Agreement.

6.   **BANK ACCOUNTS; COLLECTION OF ACCOUNTS AND PAYMENTS**

Within the time periods specified in the Credit Agreement, each Grantor shall enter into a bank agency and control agreement ("Bank Agency and Control Agreement"), in a form specified by Agent, with each financial institution with which each Grantor maintains from time to time any Deposit Account; provided that Grantors will be allowed to maintain up to ten (10) Deposit Accounts, each with a maximum daily balance of $25,000, without entering into a Bank Agency and Control Agreement. No Grantor shall establish any Deposit Account with any financial institution unless prior thereto Agent and such Grantor shall have entered into a Bank Agency and Control Agreement satisfactory to Agent with such financial institution.

To the extent requested by the Agent, each Grantor shall establish a lockbox account ("Lockbox Account") and blocked accounts (collectively, "Blocked Accounts") in such Grantor's name with such banks as are reasonably acceptable to Agent ("Collecting Banks"), subject to a Bank Agency and Control Agreement pursuant to which all Account Debtors shall directly remit all payments on Accounts and in which each Grantor will immediately deposit all cash payments constituting proceeds of Collateral in the identical form in which such payment was made, whether by cash or

check. In addition, Agent, for the benefit of Agent and Lenders, may establish one or more depository accounts at each Collecting Bank or at a centrally located bank in the name of Agent or any one or more Grantors as customer (collectively, the "Concentration Accounts"). From and after receipt by any Collecting Bank of written notice from Agent to such Collecting Bank that an Event of Default has occurred and is continuing, all amounts held or deposited from time to time in the Blocked Accounts held by such Collecting Bank shall be transferred on a daily basis to Agent (as Agent may direct) or any of the Concentration Accounts; provided, that whether or not an Event of Default is continuing all accounts credited to the Lockbox Account shall be transferred to Agent's account on a daily basis. Subject to the foregoing, each Grantor hereby agrees that all payments received by Agent or any Lender whether by cash, check, wire transfer or any other instrument, made to such Blocked Accounts, Lockbox Account or Concentration Accounts or otherwise received by Agent or any Lender and whether on the Accounts or as proceeds of other Collateral or otherwise will be the sole and exclusive property of Lenders. Each Grantor, and any of its Affiliates, employees, agents and other Persons acting for or in concert with such Grantor shall, acting as trustee for Agent and Lenders, receive, as the sole and exclusive property of Lenders, any moneys, checks, notes, drafts or other payments relating to and/or constituting proceeds of Accounts or other Collateral which come into the possession or under the control of such Grantor or any Affiliates, employees, agent, or other Persons acting for or in concert with such Grantor, and immediately upon receipt thereof, such Grantor or such Persons shall deposit the same or cause the same to be deposited in kind, in a Blocked Account or other account subject to a Bank Agency and Control Agreement.

If at any time a Collecting Bank is obligated to transfer to Agent or any Concentration Account all amounts held or deposited in the Blocked Accounts held by such Collecting Bank, no Grantor shall, and no Grantor shall permit any Subsidiary to, accumulate or maintain cash in any disbursement or payroll account, as of any date, in an amount in excess of checks outstanding against such account as of such date and amounts necessary to meet minimum balance requirements.

Each Grantor shall close each of its deposit accounts (and promptly establish replacement deposit accounts with a financial institution which has executed, or is willing to execute, a Bank Agency and Control Agreement) maintained with any financial institution which is the subject of a notice from Agent that the creditworthiness of such financial institution or any of its affiliates is no longer acceptable to Agent, or that the operating performance, funds transfer or availability procedures or performance with respect to any Bank Agency and Control Agreement of such financial institution is no longer acceptable in Agent's reasonable judgment.

7. **AGENT'S APPOINTMENT AS ATTORNEY-IN-FACT**

On the Closing Date each Grantor shall execute and deliver to Agent a power of attorney (the "Power of Attorney") substantially in the form attached hereto as Exhibit A. The power of attorney granted pursuant to the Power of Attorney is a power coupled with an interest and shall be irrevocable until the Termination Date. The powers conferred on Agent, for the benefit of Agent and Lenders, under the Power of Attorney are solely to protect Agent's interests (for the benefit of Agent and Lenders) in the Collateral and shall not impose any duty upon Agent or any Lender to exercise any such powers. Agent agrees that (a) except for the powers granted in clause (h) of the Power of Attorney, it shall not exercise any power or authority granted under the Power of Attorney unless an Event of Default has occurred and is continuing, and (b) Agent shall account for any moneys received by Agent in respect of any foreclosure on or disposition of Collateral pursuant to the Power of Attorney provided that none of Agent nor any Lender shall have any duty as to any Collateral, and Agent and Lenders shall be accountable only for amounts

they actually receive as a result of the exercise of such powers. NONE OF AGENT, LENDERS OR THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES SHALL BE RESPONSIBLE TO ANY GRANTOR FOR ANY ACT OR FAILURE TO ACT UNDER ANY POWER OF ATTORNEY OR OTHERWISE, EXCEPT IN RESPECT OF DAMAGES ATTRIBUTABLE SOLELY TO THEIR OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT AS FINALLY DETERMINED BY A COURT OF COMPETENT JURISDICTION, NOR FOR ANY PUNITIVE, EXEMPLARY, INDIRECT OR CONSEQUENTIAL DAMAGES.

8.   **REMEDIES: RIGHTS UPON DEFAULT**

(a)   In addition to all other rights and remedies granted to it under this Agreement, the Credit Agreement, the other Loan Documents and under any other instrument or agreement securing, evidencing or relating to any of the Obligations, if any Event of Default shall have occurred and be continuing, Agent may exercise all rights and remedies of a secured party under the Code. Without limiting the generality of the foregoing, each Grantor expressly agrees that in any such event Agent, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon any Grantor or any other Person (all and each of which demands, advertisements and notices are hereby expressly waived to the maximum extent permitted by the Code and other applicable law), may forthwith (personally or through its agents) enter upon the premises where any Collateral is located through self-help, without judicial process, without first obtaining a final judgment or giving any Grantor or any other Person notice and opportunity for a hearing on Agent's claim or action and may take possession of, collect, receive, assemble, process, appropriate, remove and realize upon the Collateral, or any part thereof, and may forthwith sell, lease, license, assign, give an option or options to purchase, or sell or otherwise dispose of and deliver said Collateral (or contract to do so), or any part thereof, in one or more parcels at a public or private sale or sales, at any exchange at such prices as it may deem acceptable, for cash or on credit or for future delivery without assumption of any credit risk. Agent or any Lender shall have the right upon any such public sale or sales and, to the extent permitted by law, upon any such private sale or sales, to purchase for the benefit of Agent and Lenders, the whole or any part of said Collateral so sold, free of any right or equity of redemption, which equity of redemption each Grantor hereby releases. Such sales may be adjourned and continued from time to time with or without notice. Agent shall have the right to conduct such sales on each Grantor's premises or elsewhere and shall have the right to use each Grantor's premises without charge for such time or times as Agent deems necessary or advisable.

If any Event of Default shall have occurred and be continuing, each Grantor further agrees, at Agent's request, to assemble the Collateral and make it available to Agent at a place or places designated by Agent which are reasonably convenient to Agent and such Grantor, whether at such Grantor's premises or elsewhere. Without limiting the foregoing, Agent shall also have the right to require that each Grantor store and keep any Collateral pending further action by Agent, and while Collateral is so stored or kept, provide such guards and maintenance services as shall be necessary to protect the same and to preserve and maintain Collateral in good condition. Until Agent is able to effect a sale, lease, license or other disposition of Collateral, Agent shall have the right to hold or use Collateral, or any part thereof, to the extent that it deems appropriate for the purpose of preserving Collateral or its value or for any other purpose deemed appropriate by Agent. Agent shall not have any obligation to any Grantor to maintain or preserve the

- 12 -

rights of any Grantor as against third parties with respect to Collateral while Collateral is in the possession of Agent. Agent may, if it so elects, seek the appointment of a receiver or keeper to take possession of Collateral and to enforce any of Agent's remedies (for the benefit of Agent and Lenders), with respect to such appointment without prior notice or hearing as to such appointment. Agent shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale to the Obligations as provided in the Credit Agreement, and only after so paying over such net proceeds, and after the payment by Agent of any other amount required by any provision of law, need Agent account for the surplus, if any, to any Grantor. To the maximum extent permitted by applicable law, each Grantor waives all claims, damages, and demands against Agent or any Lender arising out of the repossession, retention or sale of the Collateral except such as arise solely out of the gross negligence or willful misconduct of Agent or such Lender as finally determined by a court of competent jurisdiction. Each Grantor agrees that ten (10) days prior notice by Agent of the time and place of any public sale or of the time after which a private sale may take place is reasonable notification of such matters. Notwithstanding any such notice of sale, Agent shall not be obligated to make any sale of Collateral. In connection with any sale, lease, license or other disposition of Collateral, Agent may disclaim any warranties that might arise in connection therewith and Agent shall have no obligation to provide any warranties at such time. Each Grantor shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all Obligations, including any attorneys' fees or other expenses incurred by Agent or any Lender to collect such deficiency.

(b)   Except as otherwise specifically provided herein, each Grantor hereby waives presentment, demand, protest or any notice (to the maximum extent permitted by applicable law) of any kind in connection with this Agreement or any Collateral.

(c)   To the extent that applicable law imposes duties on Agent to exercise remedies in a commercially reasonable manner, each Grantor acknowledges and agrees that it is not commercially unreasonable for Agent (i) to fail to incur expenses reasonably deemed significant by Agent to prepare Collateral for disposition or otherwise to complete raw material or work in process into finished goods or other finished products for disposition, (ii) if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (iii) to fail to exercise collection remedies against Account Debtors or other Persons obligated on Collateral or to remove Liens on or any adverse claims against Collateral, (iv) to exercise collection remedies against Account Debtors and other Persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (v) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (vi) to contact other Persons, whether or not in the same business as any Grantor, for expressions of interest in acquiring all or any portion of such Collateral, (vii) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (viii) to dispose of Collateral by utilizing internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capacity of doing so, or that match buyers and sellers of assets, (ix) to dispose of assets in wholesale rather than retail markets, (x) to disclaim disposition warranties, such as title, possession or quiet enjoyment, (xi) to purchase insurance or credit enhancements to insure Agent against risks of loss, collection or disposition of Collateral or to provide to Agent a guaranteed return from the collection or disposition of Collateral, or (xii) to the extent deemed appropriate by Agent, to obtain the services of other brokers, investment

NYB 1430810.5

bankers, consultants and other professionals to assist Agent in the collection or disposition of any of the Collateral. Each Grantor acknowledges that the purpose of this Section 8(c) is to provide non-exhaustive indications of what actions or omissions by Agent would be commercially reasonable in Agent's exercise of remedies against the Collateral and that other actions or omissions by Agent shall not be deemed commercially unreasonable solely on account of not being indicated in this Section 8(c). Without limitation upon the foregoing, nothing contained in this Section 8(c) shall be construed to grant any rights to any Grantor or to impose any duties on Agent that would not have been granted or imposed by this Agreement or by applicable law in the absence of this Section 8(c).

(d)   Neither Agent nor any Lender shall be required to make any demand upon, or pursue or exhaust any of their rights or remedies against, any Grantor, any other obligor, guarantor, pledgor or any other Person with respect to the payment of the Obligations or to pursue or exhaust any of their rights or remedies with respect to any Collateral therefor or any direct or indirect guarantee thereof. Neither Agent nor any Lender shall be required to marshal the Collateral or any guarantee of the Obligations or to resort to the Collateral or any such guarantee in any particular order, and all of its and their rights hereunder or under any other Loan Document shall be cumulative. To the extent it may lawfully do so, each Grantor absolutely and irrevocably waives and relinquishes the benefit and advantage of, and covenants not to assert against Agent or any Lender, any valuation, stay, appraisement, extension, redemption or similar laws and any and all rights or defenses it may have as a surety now or hereafter existing which, but for this provision, might be applicable to the sale of any Collateral made under the judgment, order or decree of any court, or privately under the power of sale conferred by this Agreement, or otherwise.

9.   **GRANT OF LICENSE TO USE INTELLECTUAL PROPERTY COLLATERAL**

For the purpose of enabling Agent to exercise rights and remedies under Section 8 hereof (including, without limiting the terms of Section 8 hereof, in order to take possession of, hold, preserve, process, assemble, prepare for sale, market for sale, sell or otherwise dispose of Collateral) at such time as Agent shall be lawfully entitled to exercise such rights and remedies, each Grantor hereby grants to Agent, for the benefit of Agent and Lenders, an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to such Grantor) to use, license or sublicense any Intellectual Property now owned or hereafter acquired by such Grantor, and wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof and an irrevocable license (exercisable without payment of rent or other compensation to such Grantor) to use and occupy all real estate owned or leased by such Grantor; provided, however, that if and to the extent that the grant of license to Agent would result in a violation of any agreements relating to the Intellectual Property or the real estate or cause any such agreement to be void or voidable, the license granted hereunder shall be deemed limited to only such license or rights as Grantors may be authorized to give without consent under such agreements without breaching or voiding such agreements.

10.   **LIMITATION ON AGENT'S AND LENDERS' DUTY IN RESPECT OF COLLATERAL**

Agent and each Lender shall use reasonable care with respect to the Collateral in its possession or under its control. Neither Agent nor any Lender shall have any other duty as to any Collateral in

- 14 -

its possession or control or in the possession or control of any agent or nominee of Agent or such Lender, or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. Agent shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any warehousemen, carrier, forwarding agency, consignee or other agent or bailee selected by Agent in good faith.

11. **REINSTATEMENT**

This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Grantor for liquidation or reorganization, should any Grantor become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver or trustee be appointed for all or any significant part of any Grantor's assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

12. **SURETYSHIP WAIVERS BY GRANTOR; OBLIGATIONS ABSOLUTE**

(a) Except as expressly provided herein, each Grantor waives demand, notice, protest, notice of acceptance of this Agreement, notice of loans made, credit extended, collateral received or delivered or other action taken in reliance hereon and all other demands and notices of any description thereof, all in such manner and at such time or times as Agent may deem advisable. Agent shall have no duty as to the collection or protection of the Collateral or any income thereon, nor as to the preservation of rights against prior parties, nor as to the preservation of any rights pertaining thereto beyond the safe custody thereof.

(b) All rights of Agent hereunder, the Security Interests and all obligations of each Grantor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Credit Agreement, any other Loan Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Credit Agreement, any other Loan Document, or any other agreement or instrument, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from or any acceptance of partial payment thereon and or settlement, compromise or adjustment of any Obligation or of any guarantee, securing or guaranteeing all or any of the Obligations, or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, such Grantor in respect of the Obligations or this Agreement.

13. **EXPENSES AND ATTORNEY'S FEES**

Without limiting any Grantor's obligations under the Credit Agreement or the other Loan Documents, Grantors agree, jointly and severally, to promptly pay all fees, costs and expenses (including reasonable attorneys' fees and expenses and allocated costs of internal legal staff)

- 15 -

incurred in connection with (a) protecting, storing, warehousing, appraising, insuring, handling, maintaining and shipping the Collateral, (b) creating, perfecting, maintaining and enforcing Agent's Liens and (c) collecting, enforcing, retaking, holding, preparing for disposition, processing and disposing of Collateral.

14.　**NOTICES**

Any notice or other communication required shall be in writing addressed to the respective party as set forth below and may be personally served, telecopied, sent by overnight courier service or U.S. mail and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by fax, on the date of transmission if transmitted on a Business Day before 4:00 p.m. New York Time; (c) if delivered by overnight courier, one (1) Business Day after delivery to the courier properly addressed; or (d) if delivered by U.S. mail, four (4) Business Days after deposit with postage prepaid and properly addressed.

Notices shall be addressed as follows:

If to any Grantor:	c/o O'SULLIVAN INDUSTRIES, INC. 1900 Gulf Street Lamar, Missouri 64759 Attn: President, Chief Executive Officer and General Counsel Fax: (417) 682-8120
With a copy to:	KIRKLAND & ELLIS LLP Citigroup Center 153 East 53rd Street New York, NY 10022-4675 Attn: Joshua N. Korff, Kimberly P. Taylor Fax: (212) 446-4900
If to Agent or GE Capital:	GENERAL ELECTRIC CAPITAL CORPORATION 335 Madison Avenue, 12th Floor New York, NY 10017 Attn: O'Sullivan Account Officer Fax: (212) 983-8767
With a copy to:	GENERAL ELECTRIC CAPITAL CORPORATION 201 High Ridge Road Stamford, Connecticut 06927-5100 Attn: Corporate Counsel Corporate Financial Services – Global Sponsor Finance Fax: (203) 316-7899 and

GENERAL ELECTRIC CAPITAL CORPORATION
500 West Monroe Street
Chicago, Illinois 60661
Attn: Corporate Counsel
Corporate Financial Services – Global Sponsor Finance
Fax: (312) 441-6876

15. **SEVERABILITY**

The invalidity, illegality, or unenforceability in any jurisdiction of any provision under the Loan Documents shall not affect or impair the remaining provisions in the Loan Documents.

16. **NO WAIVER; CUMULATIVE REMEDIES**

Neither Agent nor any Lender shall by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies hereunder, and no waiver shall be valid unless in writing, signed by Agent and then only to the extent therein set forth. A waiver by Agent of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Agent would otherwise have had on any future occasion. No failure to exercise nor any delay in exercising on the part of Agent or any Lender, any right, power or privilege hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights and remedies provided by law. None of the terms or provisions of this Agreement may be waived, altered, modified or amended except by an instrument in writing, duly executed by Agent and each Grantor.

17. **LIMITATION BY LAW**

All rights, remedies and powers provided in this Agreement may be exercised only to the extent that the exercise thereof does not violate any applicable provision of law, and all the provisions of this Agreement are intended to be subject to all applicable mandatory provisions of law that may be controlling and to be limited to the extent necessary so that they shall not render this Agreement invalid, unenforceable, in whole or in part, or not entitled to be recorded, registered or filed under the provisions of any applicable law.

18. **TERMINATION OF THIS AGREEMENT**

Subject to Section 11 hereof, this Agreement shall terminate upon the Termination Date. Following the termination of this agreement, Agent shall, upon reasonable request, and at the sole cost and expense of Grantors, execute such termination statements and other releases (in form and substance reasonably satisfactory to Agent) with respect to security granted hereunder, and Agent shall at such time transfer any Instrument or Chattel Paper or other item of Collateral delivered to the Agent hereunder to the Grantors, without recourse and without representation of warranty.

19. **SUCCESSORS AND ASSIGNS**

This Agreement and all obligations of each Grantor hereunder shall be binding upon the successors and permitted assigns of such Grantor (including any debtor-in-possession on behalf of such Grantor) and shall, together with the rights and remedies of Agent, for the benefit of Agent and Lenders, hereunder, inure to the benefit of Agent and Lenders, all future holders of any

- 17 -

NYB 1430810.5

instrument evidencing any of the Obligations and their respective successors and permitted assigns except that Grantors may not assign any of their rights or obligations hereunder without the written consent of all Lenders which assignment without such consent shall be void. No sales of participations, other sales, assignments, transfers or other dispositions of any agreement governing or instrument evidencing the Obligations or any portion thereof or interest therein shall in any manner impair the Lien granted to Agent, for the benefit of Agent and Lenders, hereunder.

20.   **COUNTERPARTS**

This Agreement and any amendments, waivers, consents or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one in the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto.

21.   **GOVERNING LAW**

(a)   THIS SECURITY AGREEMENT AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES WHICH SHALL BE DEEMED NOT TO INCLUDE SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

(b)   EACH GRANTOR HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN NEW YORK COUNTY, STATE OF NEW YORK AND IRREVOCABLY AGREES THAT, SUBJECT TO AGENT'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS SHALL BE LITIGATED IN SUCH COURTS. EACH GRANTOR EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. EACH GRANTOR HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON SUCH GRANTOR BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH GRANTOR, AT THE ADDRESS SET FORTH IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

22.   **WAIVER OF JURY TRIAL**

EACH GRANTOR HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SECURITY AGREEMENT AND THE OTHER LOAN DOCUMENTS. EACH GRANTOR ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, AND THAT AGENT HAS RELIED ON THE WAIVER IN ENTERING INTO THIS SECURITY AGREEMENT AND THE OTHER LOAN DOCUMENTS AND WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH GRANTOR WARRANTS AND REPRESENTS THAT SUCH GRANTOR HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH

LEGAL COUNSEL, AND THAT SUCH GRANTOR KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

23. **HEADINGS**

Section and subsection headings are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purposes or be given substantive effect.

24. **NO STRICT CONSTRUCTION**

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

25. **ADVICE OF COUNSEL**

Each of the parties represents to each other party hereto that it has discussed this Agreement and, specifically, the provisions of Section 21 and Section 22, with its counsel.

26. **BENEFIT OF LENDERS**

All Liens granted or contemplated hereby shall be for the benefit of Agent and Lenders, and all proceeds or payments realized from Collateral in accordance herewith shall be applied to the Obligations in accordance with the terms of the Credit Agreement.

27. **INTERCREDITOR AGREEMENT**

The security interest of Agent in favor of Lenders granted hereunder and the rights of such parties in respect thereof shall be subject to the terms of the Intercreditor Agreement and Article 10 of the Senior Notes Indenture.

28. **PERFORMANCE BY GRANTORS**

Notwithstanding anything to the contrary, no Grantor shall be required to perform any covenant or agreement of this Security Agreement as to Trustee First Lien Collateral to the extent of any Indenture Requirement as to such Trustee First Lien Collateral and so long as such Indenture Requirement continues.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

O'SULLIVAN INDUSTRIES, INC.,
as a Grantor

By: _____
     Name: _____
     Title: _____

O'SULLIVAN FURNITURE FACTORY
OUTLET, INC.,
as a Grantor

By: _____
     Name: _____
     Title: _____

O'SULLIVAN INDUSTRIES - VIRGINIA,
INC.,
as a Grantor

By: _____
     Name: _____
     Title: _____

GENERAL ELECTRIC CAPITAL
CORPORATION, as Agent

By: _____
     Name: _____
     Title: _____


SCHEDULE I
to
SECURITY AGREEMENT

FILING JURISDICTIONS


O'Sullivan Industries, Inc.

O'Sullivan Furniture Factory Outlet, Inc.

O'Sullivan Industries - Virginia, Inc.


Sched I-1


SCHEDULE II
to
SECURITY AGREEMENT

INSTRUMENTS
CHATTEL PAPER
AND
LETTER OF CREDIT RIGHTS

Sched II-1

SCHEDULE IIIA
to
SECURITY AGREEMENT

SCHEDULE OF OFFICES, LOCATIONS
OF COLLATERAL AND RECORDS CONCERNING
O'SULLIVAN INDUSTRIES, INC.'S COLLATERAL

I.   Grantor's official name: ***O'Sullivan Industries, Inc.***

II.   Type of entity (e.g. corporation, partnership, business trust, limited partnership, limited liability company): ***a corporation***

III.   Organizational identification number issued by Grantor's state of incorporation or organization or a statement that no such number has been issued:

IV.   State or Incorporation or Organization of Grantor: ***Delaware***

V.   Chief Executive Office and principal place of business of Grantor:

> 1900 Gulf Street
> Lamar, Missouri 64759-1849

VI.   Corporate Offices of Grantor:

VII.   Warehouses:

VIII.   Other Premises at which Collateral is Stored or Located:

IX.   Locations of Records Concerning Collateral:

SCHEDULE IIIB
to
SECURITY AGREEMENT

SCHEDULE OF OFFICES, LOCATIONS
OF COLLATERAL AND RECORDS CONCERNING
O'SULLIVAN FURNITURE FACTORY OUTLET, INC.'S COLLATERAL

I.   Grantor's official name: ***O'Sullivan Furniture Factory Outlet, Inc.***

II.   Type of entity (e.g. corporation, partnership, business trust, limited partnership, limited liability company): ***a corporation***

III.   Organizational identification number issued by Grantor's state of incorporation or organization or a statement that no such number has been issued:

IV.   State or Incorporation or Organization of Grantor: ***Missouri***

V.   Chief Executive Office and principal place of business of Grantor:

VI.   Corporate Offices of Grantor:

VII.   Warehouses:

VIII.   Other Premises at which Collateral is Stored or Located:

IX.   Locations of Records Concerning Collateral:

Sched IIIB-1

SCHEDULE IIIC
to
SECURITY AGREEMENT

SCHEDULE OF OFFICES, LOCATIONS
OF COLLATERAL AND RECORDS CONCERNING
O'SULLIVAN INDUSTRIES - VIRGINIA, INC.'S COLLATERAL

I.   Grantor's official name: ***O'Sullivan Industries - Virginia, Inc.***

II.   Type of entity (e.g. corporation, partnership, business trust, limited partnership, limited liability company): ***a corporation***

III.   Organizational identification number issued by Grantor's state of incorporation or organization or a statement that no such number has been issued:

IV.   State or Incorporation or Organization: ***Virginia***

V.   Chief Executive Office and principal place of business of Grantor:

VI.   Corporate Offices of Grantor:

VII.   Warehouses:

VIII.   Other Premises at which Collateral is Stored or Located:

IX.   Locations of Records Concerning Collateral:

SCHEDULE IVA
to
SECURITY AGREEMENT

PATENTS, TRADEMARKS AND COPYRIGHTS

O'Sullivan Industries, Inc.	**O'Sullivan Furniture Factory Outlet, Inc.**	**O'Sullivan Industries - Virginia, Inc.**

NYB 1430810.5

SCHEDULE IVB
to
SECURITY AGREEMENT

LICENSES

SCHEDULE V
to
SECURITY AGREEMENT

MOTOR VEHICLES

O'Sullivan Industries, Inc.

Co.#	Year	Make	Model	VIN #	Book Value

O'Sullivan Furniture Factory Outlet, Inc.:

O'Sullivan Industries - Virginia, Inc.:

NYB 1430810.5

EXHIBIT A

POWER OF ATTORNEY

This Power of Attorney is executed and delivered by each of O'Sullivan Industries, Inc., O'Sullivan Furniture Factory Outlet, Inc., O'Sullivan Industries - Virginia, Inc. and O'Sullivan Industries Holdings, Inc. (referred to herein individually as "Grantor" and collectively as "Grantors") to General Electric Capital Corporation, a Delaware corporation (hereinafter referred to as "Attorney"), as Agent for the benefit of Agent and Lenders, under a Credit Agreement and a Security Agreement, both dated as of September 29, 2003, and other related documents (the "Loan Documents"). No person to whom this Power of Attorney is presented, as authority for Attorney to take any action or actions contemplated hereby, shall be required to inquire into or seek confirmation from any Grantor as to the authority of Attorney to take any action described below, or as to the existence of or fulfillment of any condition to this Power of Attorney, which is intended to grant to Attorney unconditionally the authority to take and perform the actions contemplated herein, and each Grantor irrevocably waives any right to commence any suit or action, in law or equity, against any person or entity which acts in reliance upon or acknowledges the authority granted under this Power of Attorney. The power of attorney granted hereby is coupled with an interest, and may not be revoked or canceled by any Grantor without Attorney's written consent.

Each Grantor hereby irrevocably constitutes and appoints Attorney (and all officers, employees or agents designated by Attorney), with full power of substitution, as such Grantor's true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Grantor and in the name of such Grantor or in its own name, from time to time in Attorney's discretion, to take any and all appropriate action and to execute and deliver any and all documents and instruments which may be necessary or desirable to accomplish the purposes of the Loan Documents upon the occurrence and during the continuance of an Event of Default as defined and described in the Loan Documents. Without limiting the generality of the foregoing, each Grantor hereby grants to Attorney the power and right, on behalf of such Grantor, without notice to or assent by any Grantor, and at any time, to do the following upon the occurrence and during the continuance of an Event of Default: (a) change the mailing address of such Grantor, open a post office box on behalf of such Grantor, open mail for such Grantor, and ask, demand, collect, give acquittances and receipts for, take possession of, endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications, and notices in connection with any property of such Grantor; (b) effect any repairs to any asset of such Grantor, or continue or obtain any insurance and pay all or any part of the premiums therefor and costs thereof, and make, settle and adjust all claims under such policies of insurance, and make all determinations and decisions with respect to such policies; (c) pay or discharge any taxes, liens, security interests, or other encumbrances levied or placed on or threatened against such Grantor or its property; (d) defend any suit, action or proceeding brought against such Grantor if such Grantor does not defend such suit, action or proceeding or if Attorney believes that such Grantor is not pursuing such defense in a manner that will maximize the recovery to Attorney, and settle, compromise or adjust any suit, action, or proceeding described above and, in connection therewith, give such discharges or releases as Attorney may deem appropriate; (e) file or prosecute any claim, litigation, suit or proceeding in any court of competent jurisdiction or before any arbitrator, or take any other action otherwise deemed appropriate by Attorney for the purpose of collecting any and all such moneys due to such Grantor whenever payable and to enforce any other right in respect of such Grantor's property; (f) cause the certified public accountants then engaged by such Grantor to prepare and deliver to Attorney at any time and from time to time, promptly upon Attorney's request, the following reports: (1) a reconciliation of all accounts, (2) an aging of all accounts, (3) trial balances, (4) test verifications of such accounts as Attorney may request, and (5) the results of each physical verification of inventory; (g) communicate in its own name with any party to any Contract with regard to the assignment of the right, title and interest of such Grantor in and

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under the Contracts and other matters relating thereto; (h) to file such financing statements with respect to the Security Agreement, with or without such Grantor's signature, or to file a photocopy of the Security Agreement in substitution for a financing statement, as Agent may deem appropriate and to execute in such Grantor's name such financing statements and amendments thereto and continuation statements which may require such Grantor's signature; (i) execute, in connection with any sale provided for in any Loan Document, any endorsements, assignments or other instruments of conveyance or transfer with respect to any collateral subject to the Loan Documents and to otherwise direct such sale or resale; (j) exercise the rights of such Grantor with respect to the obligation of all account debtors to make payment or otherwise render performance to such Grantor; (k) exercise the rights of such Grantor to, and take any and all actions that Attorney deems appropriate to realize the benefit of, any intellectual property; and (l) assert any claims such Grantor may have, from time to time, against any other party to any contract to which such Grantor is a party and to otherwise exercise any right or remedy of such Grantor thereunder, all as though Attorney were the absolute owner of the property of such Grantor for all purposes, and to do, at Attorney's option and such Grantor's expense, at any time or from time to time, all acts and other things that Attorney reasonably deems necessary to perfect, preserve, or realize upon such Grantor's property or assets and Attorney's Liens thereon, all as fully and effectively as such Grantor might do. Each Grantor hereby ratifies, to the extent permitted by law, all that said Attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney is executed by each Grantor pursuant to the authority of its board of directors on this _____ day of September, 2003.

O'SULLIVAN INDUSTRIES, INC.

By: _____
          Name:
          Title:

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,

By: _____
          Name:
          Title:

O'SULLIVAN INDUSTRIES - VIRGINIA, INC.,

By: _____
          Name:
          Title:

O'SULLIVAN INDUSTRIES HOLDINGS, INC.,

By: _____
          Name:
          Title:

NOTARY PUBLIC CERTIFICATE

On this _____ day of _____, 2003, Phillip J. Pacey who is personally known to me appeared before me in his/her capacity as the Senior Vice President and Chief Financial Officer of O'Sullivan Industries, Inc. and executed on behalf of O'Sullivan Industries, Inc. the Power of Attorney in favor of General Electric Capital Corporation to which this Certificate is attached.

_____
Notary Public

NOTARY PUBLIC CERTIFICATE

       On this _____ day of _____, 2003, Phillip J. Pacey who is personally known to me appeared before me in his/her capacity as the Senior Vice President and Chief Financial Officer of O'Sullivan Furniture Factory Outlet, Inc. and executed on behalf of O'Sullivan Furniture Factory Outlet, Inc. the Power of Attorney in favor of General Electric Capital Corporation to which this Certificate is attached.

                                     _____

                                     Notary Public

NOTARY PUBLIC CERTIFICATE

On this _____ day of _____, 2003, Phillip J. Pacey who is personally known to me appeared before me in his/her capacity as the Senior Vice President and Chief Financial Officer of O'Sullivan Industries - Virginia, Inc. and executed on behalf of O'Sullivan Industries - Virginia, Inc. the Power of Attorney in favor of General Electric Capital Corporation to which this Certificate is attached.

_____
Notary Public

NOTARY PUBLIC CERTIFICATE

On this _____ day of _____, 2003, Phillip J. Pacey who is personally known to me appeared before me in his/her capacity as the Senior Vice President and Chief Financial Officer of O'Sullivan Industries Holdings, Inc. and executed on behalf of O'Sullivan Industries Holdings, Inc. the Power of Attorney in favor of General Electric Capital Corporation to which this Certificate is attached.

_____
Notary Public

TABLE OF CONTENTS

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